SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Enova Systems, Inc.
f/k/a U.S. Electricar, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90328P 10 0

(CUSIP Number)

Gray Cary Ware & Freidenrich LLP
4365 Executive Drive, Suite 1100
San Diego, California 92121
Attention: Robert W. Ayling, Esq.
Telephone (858) 677-1425

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 7, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 8)

SCHEDULE 13D

CUSIPNo. 90328P 10 0	Page 2 of 8

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Jagen Pty. Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS *

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

7. SOLE VOTING POWER

0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8. SHARED VOTING POWER 145,000,000 9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER

145,000,000
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14. TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D

CUSIP No. 90328P 10 0	Page 3 of 8

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Jagen Nominees Pty. Ltd., as trustee for the B. Liberman Family Trust.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS *

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

7. SOLE VOTING POWER

0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8. SHARED VOTING POWER 145,000,000 9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER

145,000,000
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14. TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D

CUSIP No. 90328P 10 0	Page 4 of 8

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

B. Liberman Family Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS *

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

7. SOLE VOTING POWER

0 shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8. SHARED VOTING POWER 145,000,000 9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER

145,000,000
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14. TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. 90328P 10 0	Page 5 of 8

This Amendment No. 1 to the Schedule 13D filed on June 24,1999, relates to the Common Stock, no par value, of Enova Systems, Inc., formerly known as U.S. Electricar, Inc., a California corporation (“Enova,” “Issuer” or the “Company”). Information in the original Schedule 13D remains in effect except to the extent that is superseded by subsequently filed information, including the information contained in this Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 1.    Security and Issuer

This Statement relates to the Common Stock of the Issuer, Enova Systems, Inc. (f/k/a U.S. Electricar, Inc.). The Issuer’s principal executive offices are located at 19850 Magellan Drive, Torrance, CA 90502.

Item 2.    Identity and Background

(a)    This Statement is being filed on behalf of: (i) Jagen Pty. Ltd. (“Jagen”), (ii) Jagen’s controlling shareholder, the B. Liberman Family Trust (the “Trust”), and (iii) Jagen Nominees, Pty. Ltd., the Trustee for the Trust (“Jagen Nominees”) (collectively, the “Reporting Parties”). The Reporting Parties, their executive officers and their directors are Australian. Jagen is managed by Boris Liberman and Justin Liberman, who are father and son, neither of whom directly own any shares of the Issuer. Attached as Exhibit A is information concerning each director of Jagen.

(b)    The business address of the Reporting Parties is 9 Oxford Street, South Yarra 3141, Melbourne, Victoria Australia.

(c)    Not applicable.

(d)-(e)    None of the Reporting Parties, their controlling shareholders, their executive officers or their directors have, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Not applicable.

Item 3.    Source and Amount of Funds or Other Consideration.

On June 7, 2002, Jagen and Issuer entered into a Stock Purchase Agreement pursuant to which Jagen purchased 20,000,000 shares of Issuer’s Common Stock, for an aggregate purchase price of $2 million. The purchase price for the Common Stock shares was made with Jagen’s company funds. A copy of the Stock Purchase Agreement is attached hereto as Exhibit B and incorporated herein by reference.

Item 4.    Purpose of the Transaction.

The Reporting Parties acquired the shares of Common Stock for investment purposes. At the present time, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the transactions or events enumerated in paragraphs (a) through (j) of the instructions to this Item 4

Item 5.    Interest in Securities of the Issuer.

(a)    As of the date of this Statement, Jagen (and indirectly the other Reporting Parties) beneficially own an aggregate of 145,000,000 shares of the Issuer’s Common Stock. This number represents 41.9% of 345,677,095

SCHEDULE 13D

CUSIP No. 90328P 10 0	Page 6 of 8

shares of the Issuer’s Common Stock outstanding as of June 30, 2002, as reported by the Issuer to the Reporting Parties on July 17, 2002.

(b)    None.

(c)    None.

(d)    No person other than Jagen Pty. Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer’s Common Stock owned or sold by Jagen Pty. Ltd.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.    Material to Be Filed as Exhibits.

A.    Directors of Jagen Pty. Ltd.

B.    Securities Purchase Agreement.

C.    Registration Rights Agreement.

[SIGNATURE PAGE FOLLOWS.]

SCHEDULE 13D

CUSIP No. 90328P 10 0	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 2, 2002

Jagen Pty. Ltd.

/s/ BORIS LIBERMAN

Boris Liberman, Director

The B. Liberman Family Trust

Jagen Nominees Pty. Ltd.
As Trustee

/s/ BORIS LIBERMAN
Boris Liberman, Director

Jagen Nominees Pty. Ltd.

/s/ BORIS LIBERMAN

Boris Liberman, Director